70858

DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02016356

NO ACT
P.E 1-25-02
1-06523

January 31, 2002

Act 1934
Section 14A-8
Rule
Public Availability 1/31/2002

Jacqueline Jarvis Jones
Assistant General Counsel
Bank of America
Legal Department
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28255

Re: Bank of America Corporation

Dear Ms. Jones:

This is in regard to your letter dated January 25, 2002 concerning the shareholder proposal submitted by Adrian Dominican Sisters, Dominican Sisters of Hope, Maryknoll Fathers and Brothers (Catholic Foreign Mission Society of America, Inc.), Maryknoll Mission Association of the Faithful, Inc., Mercy Consolidated Asset Management Program, Missionary Oblates of Mary Immaculate, Sinsinawa Dominicans, Inc., Sisters of Charity of Saint Elizabeth and Ursuline Sisters of Tildonk, United States Province for inclusion in Bank of America's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Bank of America therefore withdraws its January 4, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Attorney-Advisor

PROCESSED
P FEB 2 5 2002
THOMSON
FINANCIAL

cc: c/o Sister Annette M. Sinagra, OP
Corporate Responsibility Analyst
Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, MI 49221-1793

Bank of America

Bank of America
Legal Department
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28255

Tel 704.386.1621
Fax 704.387.0108

January 25, 2002

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by the Adrian Dominican Sisters ("Proponent")

Ladies and Gentlemen:

This letter is a follow-up to our letter of January 4, 2002 requesting no-action relief (the "No-Action Letter") in connection with a stockholder proposal submitted to Bank of America Corporation (the "Corporation"). The proposal was submitted by the Proponent and was co-sponsored by a number of other faith-based organizations, which, together with the Proponent, are collectively referred to herein as the "Proponents." Each of the Proponents is listed on the last page hereof. The Proposal requests the "Board of Directors to develop a policy that the Corporation will provide no financial transactions, including no correspondent or payable-through accounts, for any financial institution that is not willing to provide the identity and address of the participants in transactions or relationships or identity of the beneficial ownership of funds." The No-Action Letter sought to exclude the Proposal from the Corporation's proxy materials for its 2002 Annual Meeting of Stockholders (the "2002 Annual Meeting") pursuant to Rules 14a-8(i)(7), (i)(10) and (i)(3).

Please be advised that by letter dated January 24, 2002, the Proponent notified the Corporation that it was withdrawing the Proposal on behalf of each of the Proponents. A copy of the Proponent's letter is attached hereto as **Exhibit A**. Accordingly, the Corporation is hereby notifying the staff of the Division of Corporation Finance that it intends to omit the Proposal from its proxy materials for the 2002 Annual Meeting and is withdrawing its request for no-action relief in connection with the Proposal. For your convenience, a copy of the No-Action Letter is attached hereto as **Exhibit B**.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704-386-9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy. Thank you for your consideration of this matter.

Very truly yours,

Jacqueline Jarvis Jones
Assistant General Counsel

Attachments

cc: Adrian Dominican Sisters
Dominican Sisters of Hope
Maryknoll Fathers and Brothers (Catholic Foreign Mission Society of America, Inc.)
Maryknoll Mission Association of the Faithful, Inc.
Mercy Consolidated Asset Management Program
Missionary Oblates of Mary Immaculate
Sinsinawa Dominicans, Inc.
Sisters of Charity of Saint Elizabeth
Ursuline Sisters of Tildonk, United States Province

EXHIBIT A

COPY

ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
517-266-3400 Phone
517-266-3524 Fax
Portfolio Advisory Board

January 24, 2002

Ms. Jacqueline Jarvis Jones
Assistant General Council
Bank of America Corporation
Legal Department-NC1-002-29-01
101 South Tryon Street-29th Floor
Charlotte, NC 28255

Dear Ms. Jones:

This letter is to notify you that in light of our conversation effected on January 17, 2002, the Adrian Dominican Sisters will withdraw the resolution entitled: *Money Laundering-2002*. We look forward to a face-to-face meeting with representatives of Bank of America to continue our dialogue regarding the attached statement which I e-mailed to Mr. Dan Soto on Thursday, January 17. 2002. We also look forward to receiving documents describing the following:

-Explanation of money laundering auditing policies (sharing of reports)
-Criteria used BAC to implement the USA Patriot Act of 2001
-Report on the structure BAC has created to implement disclosure of these policies at the federal, state and shareholder levels.

We also need to finalized how Bank of America will disclose the above mentioned policies to all shareholders (point three of the enclosed shareholder statement). We need to decide quickly how and when this will be accomplished.

We appreciate of Bank of America willingness to work with us on extremely import endeavors related to money laundering as stated in the above mentioned resolution.

Sincerely,

Sister Annette M. Sinagra, OP

Sister Annette M. Sinagra, OP
Corporate Responsibility Analyst
Adrian Dominican Sisters
Portfolio Advisory Board

cc:	Mr. Kenneth Lewis:	Bank of America Chairman & Chief Executive Officer
	Mr. Dan Soto:	Bank of America-chair of anti-money laundering compliance
	Mr. John Huffstutler:	Bank of America-legal representative of money laundering Compliance

co-filers:
cc: Dominican Sisters of Hope-Valerie Heinonen, OSU
Mercy Consolidated Asset Management Program-Valerie Heinonen
Maryknoll Fathers and Brothers-Rev. Joseph La Mar, MM
Maryknoll Mission Association of the Faithful, Inc.-Cathy Rowan
Missionary Oblate of Mary Immaculate-Rev. Seamus Finn, OMI
Sinsinawa Dominicans-Elizabeth Pawlicki, OP
Sisters of Charity of Saint Elizabeth-Sister Barbara Aires, SC
Ursuline Sisters of Tildonk, United States Province-Valerie Heinonen, OSU

FYI:
Patricia Daly, OP- Sisters of Saint Dominic of Caldwell, NJ
Laurie Michalowski-General Board of Pension & Health Benefits
United Methodist Church
ATTACHMENT:-CONDITIONS FOR WITHDRAWALOF SHARHOLDER RESOLUTION:

SHAREHOLDER STATEMENT TO BANK OF AMERICA: CONDITIONS FOR WITHDRAWAL OF RESOLUTION ON MONEY LAUNDERING

January 17, 2002

Shareholders found conversations with our company on the issue of Money Laundering both challenging and informative. We have especially found the conversations established after the filing of the shareholder proposal to be very constructive.

In light of meetings which took place with company representatives on the issue of Money Laundering which was the subject of the stockholder proposal, **we are willing to withdraw the 2002 shareholder resolution if company management will agree to the following:**

1. Provide time at the annual meeting for a representative of the shareholders to speak on this issue.

2. Do a joint press release addressing the subject of this resolution and our conversation.

3. Report to shareholders in one or more of the following ways – Proxy, Annual Report, 10K Report [MD&A] and/or Website -- on what has been done in this area. Proponents of the shareholder resolution would appreciate the opportunity to review the statement(s) prior to the development of the final copy.

4. Meet with shareholders in spring 2002 to provide a progress report on the company's money laundering program and procedures, and if appropriate, brief shareholders on how the company is monitoring these program and procedures.

EXHIBIT B

Bank of America

Bank of America
Legal Department
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28255

Tel 704.386.1621
Fax 704.387.0108

January 4, 2002

VIA HAND DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by the Adrian Dominican Sisters

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") has received a proposal dated November 14, 2001 (the "Proposal") from the Adrian Dominican Sisters for inclusion in the proxy materials for the Corporation's 2002 Annual Meeting of Stockholders (the "2002 Annual Meeting"). The Proposal is co-sponsored by a number of other faith-based organizations, which, together with the Adrian Dominican Sisters, are collectively referred to herein as the "Proponent." Each Proponent is listed on the last page hereof, and the Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2002 Annual Meeting for the reasons set forth herein.

GENERAL

The 2002 Annual Meeting will be held on April 24, 2002. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 25, 2002 and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to each Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2002 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests the "Board of Directors to develop a policy that the Corporation will provide no financial transactions, including no correspondent or payable-through accounts, for any financial institution that is not willing to provide the identity and address of the participants in transactions or relationships or identity of the beneficial ownership of funds."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2002 Annual Meeting pursuant to Rules 14a-8(i)(7), (i)(10) and (i)(3). The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. The Proposal may also be excluded pursuant to Rule 14a-8(i)(10) because the Corporation has already substantially implemented the goals of the Proposal. Finally, the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is contrary to the proxy rules and regulations.

1. **The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.**

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that deals with a matter relating to the ordinary business of a corporation. The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See *Exchange Act Release No. 34-40018* (May 21, 1998) ("*Adopting Release*").

In evaluating proposals under Rule 14a-8, one must consider the subject matter of the proposal. Proposals that deal with matters so fundamental to management's ability to run a company on a day-to-day basis cannot, as a practical matter, be subject to direct shareholder oversight. *Id.* Additionally, one must consider the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail or methods for implementing complex policies. *Id.* As set forth below, the Proposal runs afoul of both of these considerations.

The Proposal Infringes on Management's Ability to Run the Corporation on a Day-to-Day Basis.

The Corporation is a bank holding company and a financial holding company and has one of the United States' largest financial services networks, including approximately 4,300 domestic banking offices in 21 states and the District of Columbia, 13,000 ATMs, as well as 38 international offices serving clients in 190 countries, and an Internet Web site that provides online access for more than 3 million customers. The Corporation has almost 144,000 employees, each with the same goal: to engage in financial transactions by generally providing a wide array of financial products and services to individuals, small businesses and commercial, corporate and institutional clients across the United States and around the world. In short, the Corporation's business *is* to conduct financial transactions. Notwithstanding these facts, the Proposal attempts to allow stockholders to decide when the Corporation can or cannot provide financial transactions.

Furthermore, the Proposal relates to the Corporation's internal policies and procedures designed to prevent money laundering and other illegal financial transactions. These policies and procedures are integral to the Corporation's daily business dealings with customers, as mandated by both United States banking and criminal statutes. The establishment, review and updating of such policies and procedures are core management functions. Through the Proposal, the Proponent believes that the stockholders at large are in a better position than the Corporation's management to decide anti-money laundering policies and procedures and the methods by which daily financial transactions should or should not be implemented.

Consistent with Commission policy, the Division has routinely found that proposals that involve day-to-day business matters or that infringe upon management's core function of overseeing business practices may be excluded from proxy materials pursuant to Rule 14a-8(i)(7), and its predecessor, Rule 14a-8(c)(7). This has been particularly true where proposals attempt to govern internal operating policies, customer relations and transactions, and product and service offerings. In *Citicorp* (January 8, 1997) ("*Citicorp I*"), a proposal requested the board of directors to review the company's current policies and procedures to monitor the use of accounts by customers to transfer capital. In *Citicorp I*, the Division found that since the proposal dealt with the conduct of a bank's ordinary business, the monitoring of illegal transactions through customer accounts, it was excludable. In *Centura Banks, Inc.* (March 12, 1992) ("*Centura Banks*"), a proposal requiring the company to, among other things, provide no financial transactions to anyone involved in the manufacture or sale of illegal drugs was excludable because it "involved matters of day-to-day business operations."

In *BankAmerica Corporation* (March 23, 1992) ("*BankAmerica*"), the Division found that a proposal relating to credit policies, loan underwriting and customer relations could be excluded under Rule 14a-8(c)(7) because it related to the company's ordinary business operations. In *BankAmerica,* the company argued that one of its principal businesses involved the extension of credit and that decisions related to such activity were ordinary business matters. See also, *Citicorp* (January 25, 1991 and January 26, 1990, each relating to lending policies); and *Mirage Resorts, Inc.* (February 18, 1997, relating to business relationships and the extension of credit). In *Citicorp* (January 26, 1990) ("*Citicorp II*"), the Division found that a proposal to develop a policy regarding the write down, discount or liquidation of loans to less developed countries was excludable because it related to the forgiveness of a particular category of loans and the specific strategy and procedures for effectuating such forgiveness. In *Citicorp* (January 2, 1997) ("*Citicorp III*"), a proposal seeking to establish a compliance program directed at the Foreign Corrupt Practices Act was excludable because it dealt with the initiation of a general compliance program, an ordinary business matter. In *Salomon, Inc.* (January 25, 1990), a proposal to an investment bank that related to the specific services to be offered to customers and the types of trading activity to be undertaken by the company was excludable because it dealt with ordinary business operations. In *The Bank of New York Company, Inc.* (March 11, 1993), a proposal that related to the establishment of procedures for dealing with the bank's account holders was excludable because it dealt with ordinary business operations. See also, *Deere & Company* (November 30, 2000); *AT&T Corporation* (February 8, 1998); and *BellSouth Corporation* (January 25, 1999), each dealing with customer relations or product offerings.

The Proposal attempts to usurp management's ability to decide and implement internal policies, the methods by which financial transactions should or should not be implemented, and for whom and how the Corporation can and cannot do business. As the prior precedent confirms, these matters are ordinary business decisions that are best left under the authority of management.

The Proposal Involves Intricate Detail or Methods for Implementing Complex Policies.

The Proposal clearly seeks to establish an anti-money laundering policy. Unfortunately, the stockholders as a group are not qualified to make an informed judgment because they lack intimate knowledge in three critical areas: the financial services business, the Corporation's internal policies and procedures and the complex legal and operational issues raised by the establishment or revision of an anti-money laundering policy. As previously stated, this lack of an informed decision was precisely the concern raised in the *Adopting Release*. See also, *Citicorp II*. The Proposal infringes upon management's core function of overseeing the Corporation's financial operations and business practices with respect to its dealings with other financial institutions and individuals that transact with such institutions. Policies governing whether the Corporation will engage in any particular financial transaction with financial institutions are formulated and implemented in the ordinary course of the Corporation's business operations. The Corporation has extensive anti-money laundering compliance policies which are supplemented by rigorous procedures followed on a daily basis. These policies are pervasive throughout the Corporation and are imbedded within the corporate framework. Management is in the best position to formulate, oversee, and, if necessary, adjust these policies. Because stockholders at large lack insight into the intricate operational procedures, confidential business relationships and impact of regulatory initiatives, their involvement in the establishment of these policies would be counter-productive not only to the Corporation, but to the goal of preventing money laundering.

The Corporation has established an anti-money laundering unit that, among its other duties and responsibilities, sets the corporate standards for adhering to all applicable anti-money laundering laws and regulations. A Corporate Anti-Money Laundering Statement has been established and is approved annually by the Board of Directors. Further, a detailed set of Corporate Anti-Money Laundering policies has been established and disseminated to all lines of business. Essentially, the

Corporation's goal is to establish an extensive anti-money laundering program that addresses five key areas:

1. The establishment in each applicable line of business of anti-money laundering policies and procedures that adhere to the corporate standards, and at the same time are customized by the products and services offered by the particular line of business as well as to the type of customers served. The line of business policies are designed to meet both United States and other jurisdictions' standards, including those of foreign countries, where applicable.
2. The adherence to sound "know your customer" policies and procedures, including, where practical, the need for gathering and verification of information such as identifying documents (i.e., driver's license, valid passport), source of funds, level of activities, etc.
3. The monitoring of account activities and transactions for unusual or suspicious behavior. The Corporation employs numerous internally designed and developed and externally purchased systems to identify unusual or suspicious cash and non-cash activities.
4. The reporting of suspicious activities to United States and other government agencies as required by United States and other jurisdictions' laws and regulations.
5. The periodic and ongoing training of appropriate associates related to anti-money laundering compliance.

The Corporation's program is constantly monitored, and revisions are made as appropriate (i.e., the recent revision to prohibit relationships with "shell" banks). The standards are audited annually both internally and externally. The program receives input from various internal sources such as Legal, Corporate Affairs, Corporate Security and each line of business. Further, the Corporation's associates are closely involved with various industry and government working groups to continuously improve upon existing standards and to extend compliance efforts beyond existing laws and regulations.

In summary, the Corporation's anti-money laundering policies and procedures are extensive, receive ongoing reviews and revisions, and address the necessary processes to identify and deter activities related to money laundering.

In addition to the Corporation's existing internal policies, Congress has recently passed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001 (the "Act"). Title III of the Act, the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001 ("Title III"), relates to money laundering and will be implemented through regulations to be promulgated by the Secretary of the Treasury. Since these regulations are only just beginning to be promulgated, the Corporation believes that any attempt to revise its existing policies is ill advised until the Corporation knows the content of the new regulations. Of course, when and as these regulations are promulgated, the Corporation will adapt its anti-money laundering policies to the extent necessary or advisable. Adoption of the Proposal at this time could result in direct conflict with the ultimate regulations. Management, not individual stockholders, is in the best position to formulate and operate the Corporation's anti-money laundering policies and to ensure that the Corporation complies with the new regulations.

As an illustration of the complexity of certain of the issues in implementing Title III (involving special information, recordkeeping and reporting requirements for countries or non-United States financial institutions determined to be of primary money laundering concern), the Secretary of the Treasury must consult with the Chairman of the Board of Governors of the Federal Reserve System and certain other banking agencies, the Secretary of State, the Commission, the Commodity Futures Trading Commission, the National Credit Union Administration Board, and any other agencies or interested persons deemed appropriate. Further, the Secretary of the Treasury must consider the following issues: (i) the actions of other nations, (ii) whether its actions will result in a competitive disadvantage (including any undue cost or burden resulting from compliance), (iii) the extent to which the action would have a significant adverse systemic impact on the international payment, clearance and settlement system or on legitimate business activities, and (iv) the effect of the action on United States' national security or foreign policy. Contrary to the Commission's concerns stated in the *Adopting Release*, the Proposal suggests that the stockholders as a group are in a better position to formulate anti-money laundering policies, notwithstanding their lack of expertise in this area and without the same consultations or considerations required of the Secretary of the Treasury.

The Proposal's Excludability is Not Overridden by a Significant Policy Issue.

In anticipation of the Proponent's rebuttal to the Corporation's arguments, the Corporation notes that the *Adopting Release* states that proposals relating to ordinary business matters but focusing on sufficiently significant social policy issues generally would not be considered to be excludable. In other words, these proposals could transcend the day-to-day business matters and raise policy issues so significant that they could be appropriate for a stockholder vote. Although the tragic events of September 11, 2001 may be deemed to raise significant social policy issues, the Proposal itself does not. The Proposal merely relates to the steps that the Corporation is taking or should take with respect to its anti-money laundering policies. As discussed above, the Corporation has a very detailed and complex anti-money laundering compliance program. The Corporation must also comply with a stringent and fluid regulatory environment. The Proponent seeks to restate the current anti-money laundering compliance program to address what it believes to be a critical component, to the exclusion of the numerous other concerns outlined above in developing such a policy. By doing this, the Proponent seeks to involve itself in the micro-management of the Corporation's business, not raising issues of significant policy.

The Division has concluded that many proposals that include some policy issues do not transcend their ordinary business nature. In fact, the Division has already found that, in the context of banking operations, anti-money laundering policies and financial transactions relating to the war on drugs did not raise significant policy issues. See *Citicorp I* and *Centura Banks*. Additionally, the Division has found that proposals relating to lending and loan forgiveness policies in less developed countries did not raise significant policy issues that transcended their ordinary business nature. See *Citicorp II*. Finally, the Division has found that proposals relating to the Foreign Corrupt Practices Act did not raise significant policy issues that transcended their ordinary business nature. See *Citicorp III*.

Conclusion

Conducting financial transactions constitutes the core of the Corporation's business. Management is in the best position to determine which financial transactions the Corporation will engage in, as well as when and with whom to engage in those transactions. Further, management is best positioned to implement internal policies and procedures with regard to money laundering. The Proposal seeks to take this authority from management. Consistent with the foregoing, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7).

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(10) because its goal has already been substantially implemented.

Rule 14a-8(i)(10) permits the omission of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing the omission of a proposal that was "moot." It also clarifies the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it is substantially implemented. In 1983, the Commission determined that the previous formalistic "fully effected" application of Rule 14a-8(c)(10) (the predecessor of Rule 14a-8(i)(10)) defeated the purpose of the rule. See *SEC Release No. 34-30091* (August 16, 1983). The Commission reaffirmed this interpretation in 1998 and the Division has recently applied this interpretation. See *Adopting Release*; *AMR Corporation* (April 17, 2000); and *Masco Corporation* (March 29, 1999). In addition, the Division has consistently taken the position that a stockholder proposal has been substantially implemented when a company already has policies and procedures in place relating to the subject of the proposal. See *Kmart Corporation* (February 23, 2000). Further, a proposal need not be implemented in full or precisely as presented for it to be omitted as moot under Rule 14a-8(i)(10). See *The Gap, Inc.* (March 16, 2001). In the present case, the Corporation already has policies and procedures in place that meet the overriding goal of the Proposal, namely a comprehensive anti-money laundering policy as well as current and continued compliance with applicable laws and regulations, including the Act.

The Proposal requests that the Board of Directors ***develop*** a policy that the Corporation will provide no financial transactions, including no correspondent or payable-through accounts, for any financial institution that is not willing to provide the identity and address of the participants in transactions or relationships or the identity of the beneficial ownership of funds. As discussed above, however, the Corporation already has an extensive anti-money laundering policy and will adapt these policies to regulations promulgated under the Act. (The detailed description of the Corporation's anti-money laundering program set forth in Section 1 above is incorporated herein.)

Looking at the supporting statement, the second "Whereas" clause seeks to "reduce the possibility of money laundering." The Corporation's current policies and compliance with the Act achieve this goal. The third "Whereas" clause cites "of particular concern are offshore shell banks and shell corporations" as a problem and further cites "off-shore financial institutions" with "correspondent accounts and 'payable-through' accounts with U.S. banks." Once again, the Corporation's current policies and compliance with applicable laws and regulations address these concerns. The fourth

"Whereas" clause cites Title III and sets forth some of the special measures that may be imposed on the Corporation upon the requisite finding by the Secretary of the Treasury. The fifth "Whereas" clause requests the Corporation to voluntarily adopt the policies set forth in the fourth "Whereas" clause. Once again, the Corporation's current policies, coupled with its continued compliance with applicable laws and regulations, satisfy the goals of the fourth and fifth "Whereas" clauses.

The Division has stated that "a determination that the Company has substantially implemented the proposal depends on whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). In the present case, the Corporation has implemented a comprehensive, intricate anti-money laundering compliance program and appropriate anti-money laundering procedures that compare favorably with the guidelines of the Proposal. Additionally, continued compliance with the Act, as it is further amended by the Secretary of the Treasury, further implements the Proposal. For the reasons set forth above, the Proposal is substantially implemented and, therefore, may be omitted from the proxy materials under Rule 14a-8(i)(10).

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because, due to its vagueness, it is misleading and contrary to Rules 14a-5 and 14a-9.

Rule 14a-8(i)(3) allows a registrant to exclude a proposal that is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-5 which requires information included in a proxy statement to be clearly presented, and Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading. The Division has traditionally recognized that a proposal may be excluded under Rule 14a-8(i)(3) (and its predecessor, Rule 14a-8(c)(3)) if it is so vague and overbroad that stockholders voting on the proposal would not be able to determine with reasonable certainty exactly what action or measures would be required in the event the proposal were adopted. See *Idacorp, Inc.* (September 10, 2001); *SI Handling Systems, Inc.* (May 5, 2000); *Kmart Corporation* (March 28, 2000); and *California Water Service Group* (February 8, 1999).

The Proposal is vague because it does not define certain critical terms, including "financial transactions," "correspondent accounts," "payable-through accounts" or "beneficial ownership." The meaning of each of these terms is not clear on its face and is subject to many complex considerations. In fact, the federal government, under Title III, is endeavoring to find the appropriate meaning to many of these terms, which are included in the Act and critical to its implementation. When initially adopted, Title III provided definitions for the terms "account," "correspondent account," "payable-through account" and "beneficial ownership." However, the United States Congress, recognizing that the Secretary of the Treasury was best suited to define these terms, provided that the Secretary of the Treasury may further define these and other terms as the Secretary deems appropriate. It would be impractical for the Corporation (or its stockholders) to arbitrarily interpret these terms when the Department of Treasury (the "Treasury") is in the midst of its own process of interpretation.

On November 20, 2001, Treasury published an "Interim Guidance" regarding such matters as determination of "beneficial ownership" and the definition of "correspondent account," and may issue additional guidance regarding these and the other terms noted above if necessary. The Corporation anticipates that Treasury will publish proposed regulations to further clarify other key terms of the Act as well. The Corporation believes that it would be imprudent to implement the Proposal's policies in a manner that may be contrary to regulations that could be proposed by Treasury. The fact that Treasury has determined that terms contained in the Act warrant further clarification only underscores the fact that the Proposal, which contains some of these terms, is vague.

Furthermore, the Corporation believes that the Proposal is overbroad. The Proposal mandates that "the Corporation will provide ***no*** financial transactions, including ***no*** correspondent or payable-through accounts, for any financial institution that is not willing to provide the identity and address of the participants in transactions or relationships or the identity of the beneficial ownership of funds." (emphasis added) The Proposal attempts to impose a 100% ban on all financial transactions falling within its terms, even those that are not suspicious. Under Title III, "special measures" may be imposed on foreign and domestic financial institutions where the Secretary of the Treasury makes a finding of a "primary money laundering concern." The Proposal has no such limitation; it merely imposes its own brand of special measures on all accounts and all financial transactions, without making any findings.

The Division has long recognized that a proposal may be excluded under Rule 14a-8(i)(3) and Rule 14a-9 if the proposal is so inherently vague and overbroad that "neither the stockholders voting on the proposal, nor the Company in implementing the proposal would be able to determine with any reasonable certainty what actions or measures the proposal requires." See *Philadelphia Electric Co.* (July 30, 1992); and *Corning Inc.* (February 18, 1997). Because of the foregoing deficiencies, the Proposal, if included in the proxy statement, would not be clearly presented in violation of Rule 14a-5. Therefore, pursuant to Rule 14a-8(i)(3), the Proposal may be excluded as being contrary to the Commission's proxy rules and regulations, namely Rules 14a-5 and 14a-9.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2002 Annual Meeting. Based on the Corporation's timetable for the 2002 Annual Meeting, a response from the Division by February 8, 2002 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704-386-9036 or Charles M. Berger at 704-386-7481.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter to our messenger. Thank you for your prompt attention to this matter.

Very truly yours,

Jacqueline Jarvis Jones
Assistant General Counsel

cc: Adrian Dominican Sisters
Dominican Sisters of Hope
Maryknoll Fathers and Brothers (Catholic Foreign Mission Society of America, Inc.)
Maryknoll Mission Association of the Faithful, Inc.
Mercy Consolidated Asset Management Program
Missionary Oblates of Mary Immaculate
Sinsinawa Dominicans, Inc.
Sisters of Charity of Saint Elizabeth
Ursuline Sisters of Tildonk, United States Province

EXHIBIT A

BANK OF AMERICA CORPORATION-2002
RESOLUTION ON MONEY LAUNDERING

WHEREAS the IMF has estimated the annual amount of laundered money at between $600 billion and $1.5 trillion, or 2% to 5% of the world's gross domestic product, with perhaps one-third of this amount passing through U.S. financial institutions. As an example, the Central Bank of Russia reports that in 1998 alone, the year in which that country defaulted on its foreign debt and triggered financial crises around the world, $70 billion was transferred from Russian banks to accounts chartered in Nauru (a South Pacific island-nation) and much of it passed through the Bank of New York.

WHEREAS in order to reduce the possibility of money laundering, financial institutions must know the identity and address of the participants in transactions, relationships, and other financial agreements and must have information on the beneficial ownership of them.

WHEREAS of particular concern are offshore shell banks and shell corporations which operate under the protection of secrecy rules in places like Nauru and the Cayman Islands and hide the identities of the beneficial owners. Usually the shell bank has no physical presence, does not deal in the local currency and exists merely as a legal address. The dangers of this situation were illustrated by the seizure of $2 million of drug traffickers' funds at Citibank NY, which held the account of the Cayman Islands' licensed M.A. Bank. These off-shore financial institutions often have correspondent accounts and "payable-through" accounts with U.S. banks. The latter accounts permit the foreign institutions' customers to conduct business in the U.S. directly or through a sub-account.

WHEREAS as a result of the 11 September 2001 attack on the World Trade Center and the Pentagon, several steps have been initiated to prevent money laundering and financial flows to terrorists. The International Counter-Money Laundering and Foreign Anticorruption Act of 2001 permits the Secretary of the Treasury to designate a foreign jurisdiction, financial institution or a class of international transactions as being of "primary money laundering concern" to the U.S. Such an order would require financial institutions to maintain the identity and address of the participants in any transaction, relationship or other financial agreement, and information concerning the beneficial ownership of the funds involved in any direct transaction, payable-through account or correspondent account.

WHEREAS we believe that the corporation should take leadership in preventing money laundering and should move to adopt voluntarily the general policies outlined above with respect to all financial institutions with which it does business;

WHEREAS we believe that such steps will enhance the corporation's public reputation in this time of national crisis as well as forestall demands for possible additional government regulation.

BE IT RESOLVED that the shareholders request the Board of Directors to develop a policy that the Corporation will provide no financial transactions, including no correspondent or payable-through accounts, for any financial institution that is not willing to provide the identity and address of the participants in transactions or relationships or the identity of the beneficial ownership of funds.

Bank of America

Bank of America
Legal Department
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28255

Tel 704.386.1621
Fax 704.387.0108

January 4, 2002

VIA HAND DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by the Adrian Dominican Sisters

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") has received a proposal dated November 14, 2001 (the "Proposal") from the Adrian Dominican Sisters for inclusion in the proxy materials for the Corporation's 2002 Annual Meeting of Stockholders (the "2002 Annual Meeting"). The Proposal is co-sponsored by a number of other faith-based organizations, which, together with the Adrian Dominican Sisters, are collectively referred to herein as the "Proponent." Each Proponent is listed on the last page hereof, and the Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2002 Annual Meeting for the reasons set forth herein.

GENERAL

The 2002 Annual Meeting will be held on April 24, 2002. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 25, 2002 and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to each Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2002 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests the "Board of Directors to develop a policy that the Corporation will provide no financial transactions, including no correspondent or payable-through accounts, for any financial institution that is not willing to provide the identity and address of the participants in transactions or relationships or identity of the beneficial ownership of funds."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2002 Annual Meeting pursuant to Rules 14a-8(i)(7), (i)(10) and (i)(3). The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. The Proposal may also be excluded pursuant to Rule 14a-8(i)(10) because the Corporation has already substantially implemented the goals of the Proposal. Finally, the Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is contrary to the proxy rules and regulations.

1. **The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.**

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that deals with a matter relating to the ordinary business of a corporation. The core basis for an exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See *Exchange Act Release No. 34-40018* (May 21, 1998) ("*Adopting Release*").

In evaluating proposals under Rule 14a-8, one must consider the subject matter of the proposal. Proposals that deal with matters so fundamental to management's ability to run a company on a day-to-day basis cannot, as a practical matter, be subject to direct shareholder oversight. *Id.* Additionally, one must consider the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail or methods for implementing complex policies. *Id.* As set forth below, the Proposal runs afoul of both of these considerations.

The Proposal Infringes on Management's Ability to Run the Corporation on a Day-to-Day Basis.

The Corporation is a bank holding company and a financial holding company and has one of the United States' largest financial services networks, including approximately 4,300 domestic banking offices in 21 states and the District of Columbia, 13,000 ATMs, as well as 38 international offices serving clients in 190 countries, and an Internet Web site that provides online access for more than 3 million customers. The Corporation has almost 144,000 employees, each with the same goal: to engage in financial transactions by generally providing a wide array of financial products and services to individuals, small businesses and commercial, corporate and institutional clients across the United States and around the world. In short, the Corporation's business *is* to conduct financial transactions. Notwithstanding these facts, the Proposal attempts to allow stockholders to decide when the Corporation can or cannot provide financial transactions.

Furthermore, the Proposal relates to the Corporation's internal policies and procedures designed to prevent money laundering and other illegal financial transactions. These policies and procedures are integral to the Corporation's daily business dealings with customers, as mandated by both United States banking and criminal statutes. The establishment, review and updating of such policies and procedures are core management functions. Through the Proposal, the Proponent believes that the stockholders at large are in a better position than the Corporation's management to decide anti-money laundering policies and procedures and the methods by which daily financial transactions should or should not be implemented.

Consistent with Commission policy, the Division has routinely found that proposals that involve day-to-day business matters or that infringe upon management's core function of overseeing business practices may be excluded from proxy materials pursuant to Rule 14a-8(i)(7), and its predecessor, Rule 14a-8(c)(7). This has been particularly true where proposals attempt to govern internal operating policies, customer relations and transactions, and product and service offerings. In *Citicorp* (January 8, 1997) ("*Citicorp I*"), a proposal requested the board of directors to review the company's current policies and procedures to monitor the use of accounts by customers to transfer capital. In *Citicorp I*, the Division found that since the proposal dealt with the conduct of a bank's ordinary business, the monitoring of illegal transactions through customer accounts, it was excludable. In *Centura Banks, Inc.* (March 12, 1992) ("*Centura Banks*"), a proposal requiring the company to, among other things, provide no financial transactions to anyone involved in the manufacture or sale of illegal drugs was excludable because it "involved matters of day-to-day business operations."

In *BankAmerica Corporation* (March 23, 1992) ("*BankAmerica*"), the Division found that a proposal relating to credit policies, loan underwriting and customer relations could be excluded under Rule 14a-8(c)(7) because it related to the company's ordinary business operations. In *BankAmerica*, the company argued that one of its principal businesses involved the extension of credit and that decisions related to such activity were ordinary business matters. See also, *Citicorp* (January 25, 1991 and January 26, 1990, each relating to lending policies); and *Mirage Resorts, Inc.* (February 18, 1997, relating to business relationships and the extension of credit). In *Citicorp* (January 26, 1990) ("*Citicorp II*"), the Division found that a proposal to develop a policy regarding the write down, discount or liquidation of loans to less developed countries was excludable because it related to the forgiveness of a particular category of loans and the specific strategy and procedures for effectuating such forgiveness. In *Citicorp* (January 2, 1997) ("*Citicorp III*"), a proposal seeking to establish a compliance program directed at the Foreign Corrupt Practices Act was excludable because it dealt with the initiation of a general compliance program, an ordinary business matter. In *Salomon, Inc.* (January 25, 1990), a proposal to an investment bank that related to the specific services to be offered to customers and the types of trading activity to be undertaken by the company was excludable because it dealt with ordinary business operations. In *The Bank of New York Company, Inc.* (March 11, 1993), a proposal that related to the establishment of procedures for dealing with the bank's account holders was excludable because it dealt with ordinary business operations. See also, *Deere & Company* (November 30, 2000); *AT&T Corporation* (February 8, 1998); and *BellSouth Corporation* (January 25, 1999), each dealing with customer relations or product offerings.

The Proposal attempts to usurp management's ability to decide and implement internal policies, the methods by which financial transactions should or should not be implemented, and for whom and how the Corporation can and cannot do business. As the prior precedent confirms, these matters are ordinary business decisions that are best left under the authority of management.

The Proposal Involves Intricate Detail or Methods for Implementing Complex Policies.

The Proposal clearly seeks to establish an anti-money laundering policy. Unfortunately, the stockholders as a group are not qualified to make an informed judgment because they lack intimate knowledge in three critical areas: the financial services business, the Corporation's internal policies and procedures and the complex legal and operational issues raised by the establishment or revision of an anti-money laundering policy. As previously stated, this lack of an informed decision was precisely the concern raised in the *Adopting Release*. See also, *Citicorp II*. The Proposal infringes upon management's core function of overseeing the Corporation's financial operations and business practices with respect to its dealings with other financial institutions and individuals that transact with such institutions. Policies governing whether the Corporation will engage in any particular financial transaction with financial institutions are formulated and implemented in the ordinary course of the Corporation's business operations. The Corporation has extensive anti-money laundering compliance policies which are supplemented by rigorous procedures followed on a daily basis. These policies are pervasive throughout the Corporation and are imbedded within the corporate framework. Management is in the best position to formulate, oversee, and, if necessary, adjust these policies. Because stockholders at large lack insight into the intricate operational procedures, confidential business relationships and impact of regulatory initiatives, their involvement in the establishment of these policies would be counter-productive not only to the Corporation, but to the goal of preventing money laundering.

The Corporation has established an anti-money laundering unit that, among its other duties and responsibilities, sets the corporate standards for adhering to all applicable anti-money laundering laws and regulations. A Corporate Anti-Money Laundering Statement has been established and is approved annually by the Board of Directors. Further, a detailed set of Corporate Anti-Money Laundering policies has been established and disseminated to all lines of business. Essentially, the

Corporation's goal is to establish an extensive anti-money laundering program that addresses five key areas:

1. The establishment in each applicable line of business of anti-money laundering policies and procedures that adhere to the corporate standards, and at the same time are customized by the products and services offered by the particular line of business as well as to the type of customers served. The line of business policies are designed to meet both United States and other jurisdictions' standards, including those of foreign countries, where applicable.
2. The adherence to sound "know your customer" policies and procedures, including, where practical, the need for gathering and verification of information such as identifying documents (i.e., driver's license, valid passport), source of funds, level of activities, etc.
3. The monitoring of account activities and transactions for unusual or suspicious behavior. The Corporation employs numerous internally designed and developed and externally purchased systems to identify unusual or suspicious cash and non-cash activities.
4. The reporting of suspicious activities to United States and other government agencies as required by United States and other jurisdictions' laws and regulations.
5. The periodic and ongoing training of appropriate associates related to anti-money laundering compliance.

The Corporation's program is constantly monitored, and revisions are made as appropriate (i.e., the recent revision to prohibit relationships with "shell" banks). The standards are audited annually both internally and externally. The program receives input from various internal sources such as Legal, Corporate Affairs, Corporate Security and each line of business. Further, the Corporation's associates are closely involved with various industry and government working groups to continuously improve upon existing standards and to extend compliance efforts beyond existing laws and regulations.

In summary, the Corporation's anti-money laundering policies and procedures are extensive, receive ongoing reviews and revisions, and address the necessary processes to identify and deter activities related to money laundering.

In addition to the Corporation's existing internal policies, Congress has recently passed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001 (the "Act"). Title III of the Act, the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001 ("Title III"), relates to money laundering and will be implemented through regulations to be promulgated by the Secretary of the Treasury. Since these regulations are only just beginning to be promulgated, the Corporation believes that any attempt to revise its existing policies is ill advised until the Corporation knows the content of the new regulations. Of course, when and as these regulations are promulgated, the Corporation will adapt its anti-money laundering policies to the extent necessary or advisable. Adoption of the Proposal at this time could result in direct conflict with the ultimate regulations. Management, not individual stockholders, is in the best position to formulate and operate the Corporation's anti-money laundering policies and to ensure that the Corporation complies with the new regulations.

As an illustration of the complexity of certain of the issues in implementing Title III (involving special information, recordkeeping and reporting requirements for countries or non-United States financial institutions determined to be of primary money laundering concern), the Secretary of the Treasury must consult with the Chairman of the Board of Governors of the Federal Reserve System and certain other banking agencies, the Secretary of State, the Commission, the Commodity Futures Trading Commission, the National Credit Union Administration Board, and any other agencies or interested persons deemed appropriate. Further, the Secretary of the Treasury must consider the following issues: (i) the actions of other nations, (ii) whether its actions will result in a competitive disadvantage (including any undue cost or burden resulting from compliance), (iii) the extent to which the action would have a significant adverse systemic impact on the international payment, clearance and settlement system or on legitimate business activities, and (iv) the effect of the action on United States' national security or foreign policy. Contrary to the Commission's concerns stated in the *Adopting Release*, the Proposal suggests that the stockholders as a group are in a better position to formulate anti-money laundering policies, notwithstanding their lack of expertise in this area and without the same consultations or considerations required of the Secretary of the Treasury.

The Proposal's Excludability is Not Overridden by a Significant Policy Issue.

In anticipation of the Proponent's rebuttal to the Corporation's arguments, the Corporation notes that the *Adopting Release* states that proposals relating to ordinary business matters but focusing on sufficiently significant social policy issues generally would not be considered to be excludable. In other words, these proposals could transcend the day-to-day business matters and raise policy issues so significant that they could be appropriate for a stockholder vote. Although the tragic events of September 11, 2001 may be deemed to raise significant social policy issues, the Proposal itself does not. The Proposal merely relates to the steps that the Corporation is taking or should take with respect to its anti-money laundering policies. As discussed above, the Corporation has a very detailed and complex anti-money laundering compliance program. The Corporation must also comply with a stringent and fluid regulatory environment. The Proponent seeks to restate the current anti-money laundering compliance program to address what it believes to be a critical component, to the exclusion of the numerous other concerns outlined above in developing such a policy. By doing this, the Proponent seeks to involve itself in the micro-management of the Corporation's business, not raising issues of significant policy.

The Division has concluded that many proposals that include some policy issues do not transcend their ordinary business nature. In fact, the Division has already found that, in the context of banking operations, anti-money laundering policies and financial transactions relating to the war on drugs did not raise significant policy issues. See *Citicorp I* and *Centura Banks*. Additionally, the Division has found that proposals relating to lending and loan forgiveness policies in less developed countries did not raise significant policy issues that transcended their ordinary business nature. See *Citicorp II*. Finally, the Division has found that proposals relating to the Foreign Corrupt Practices Act did not raise significant policy issues that transcended their ordinary business nature. See *Citicorp III*.

Conclusion

Conducting financial transactions constitutes the core of the Corporation's business. Management is in the best position to determine which financial transactions the Corporation will engage in, as well as when and with whom to engage in those transactions. Further, management is best positioned to implement internal policies and procedures with regard to money laundering. The Proposal seeks to take this authority from management. Consistent with the foregoing, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7).

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(10) because its goal has already been substantially implemented.

Rule 14a-8(i)(10) permits the omission of a stockholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing the omission of a proposal that was "moot." It also clarifies the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it is substantially implemented. In 1983, the Commission determined that the previous formalistic "fully effected" application of Rule 14a-8(c)(10) (the predecessor of Rule 14a-8(i)(10)) defeated the purpose of the rule. See *SEC Release No. 34-30091* (August 16, 1983). The Commission reaffirmed this interpretation in 1998 and the Division has recently applied this interpretation. See *Adopting Release*; *AMR Corporation* (April 17, 2000); and *Masco Corporation* (March 29, 1999). In addition, the Division has consistently taken the position that a stockholder proposal has been substantially implemented when a company already has policies and procedures in place relating to the subject of the proposal. See *Kmart Corporation* (February 23, 2000). Further, a proposal need not be implemented in full or precisely as presented for it to be omitted as moot under Rule 14a-8(i)(10). See *The Gap, Inc.* (March 16, 2001). In the present case, the Corporation already has policies and procedures in place that meet the overriding goal of the Proposal, namely a comprehensive anti-money laundering policy as well as current and continued compliance with applicable laws and regulations, including the Act.

The Proposal requests that the Board of Directors ***develop*** a policy that the Corporation will provide no financial transactions, including no correspondent or payable-through accounts, for any financial institution that is not willing to provide the identity and address of the participants in transactions or relationships or the identity of the beneficial ownership of funds. As discussed above, however, the Corporation already has an extensive anti-money laundering policy and will adapt these policies to regulations promulgated under the Act. (The detailed description of the Corporation's anti-money laundering program set forth in Section 1 above is incorporated herein.)

Looking at the supporting statement, the second "Whereas" clause seeks to "reduce the possibility of money laundering." The Corporation's current policies and compliance with the Act achieve this goal. The third "Whereas" clause cites "of particular concern are offshore shell banks and shell corporations" as a problem and further cites "off-shore financial institutions" with "correspondent accounts and 'payable-through' accounts with U.S. banks." Once again, the Corporation's current policies and compliance with applicable laws and regulations address these concerns. The fourth

"Whereas" clause cites Title III and sets forth some of the special measures that may be imposed on the Corporation upon the requisite finding by the Secretary of the Treasury. The fifth "Whereas" clause requests the Corporation to voluntarily adopt the policies set forth in the fourth "Whereas" clause. Once again, the Corporation's current policies, coupled with its continued compliance with applicable laws and regulations, satisfy the goals of the fourth and fifth "Whereas" clauses.

The Division has stated that "a determination that the Company has substantially implemented the proposal depends on whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). In the present case, the Corporation has implemented a comprehensive, intricate anti-money laundering compliance program and appropriate anti-money laundering procedures that compare favorably with the guidelines of the Proposal. Additionally, continued compliance with the Act, as it is further amended by the Secretary of the Treasury, further implements the Proposal. For the reasons set forth above, the Proposal is substantially implemented and, therefore, may be omitted from the proxy materials under Rule 14a-8(i)(10).

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because, due to its vagueness, it is misleading and contrary to Rules 14a-5 and 14a-9.

Rule 14a-8(i)(3) allows a registrant to exclude a proposal that is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-5 which requires information included in a proxy statement to be clearly presented, and Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading. The Division has traditionally recognized that a proposal may be excluded under Rule 14a-8(i)(3) (and its predecessor, Rule 14a-8(c)(3)) if it is so vague and overbroad that stockholders voting on the proposal would not be able to determine with reasonable certainty exactly what action or measures would be required in the event the proposal were adopted. See *Idacorp, Inc.* (September 10, 2001); *SI Handling Systems, Inc.* (May 5, 2000); *Kmart Corporation* (March 28, 2000); and *California Water Service Group* (February 8, 1999).

The Proposal is vague because it does not define certain critical terms, including "financial transactions," "correspondent accounts," "payable-through accounts" or "beneficial ownership." The meaning of each of these terms is not clear on its face and is subject to many complex considerations. In fact, the federal government, under Title III, is endeavoring to find the appropriate meaning to many of these terms, which are included in the Act and critical to its implementation. When initially adopted, Title III provided definitions for the terms "account," "correspondent account," "payable-through account" and "beneficial ownership." However, the United States Congress, recognizing that the Secretary of the Treasury was best suited to define these terms, provided that the Secretary of the Treasury may further define these and other terms as the Secretary deems appropriate. It would be impractical for the Corporation (or its stockholders) to arbitrarily interpret these terms when the Department of Treasury (the "Treasury") is in the midst of its own process of interpretation.

On November 20, 2001, Treasury published an "Interim Guidance" regarding such matters as determination of "beneficial ownership" and the definition of "correspondent account," and may issue additional guidance regarding these and the other terms noted above if necessary. The Corporation anticipates that Treasury will publish proposed regulations to further clarify other key terms of the Act as well. The Corporation believes that it would be imprudent to implement the Proposal's policies in a manner that may be contrary to regulations that could be proposed by Treasury. The fact that Treasury has determined that terms contained in the Act warrant further clarification only underscores the fact that the Proposal, which contains some of these terms, is vague.

Furthermore, the Corporation believes that the Proposal is overbroad. The Proposal mandates that "the Corporation will provide ***no*** financial transactions, including ***no*** correspondent or payable-through accounts, for any financial institution that is not willing to provide the identity and address of the participants in transactions or relationships or the identity of the beneficial ownership of funds." (emphasis added) The Proposal attempts to impose a 100% ban on all financial transactions falling within its terms, even those that are not suspicious. Under Title III, "special measures" may be imposed on foreign and domestic financial institutions where the Secretary of the Treasury makes a finding of a "primary money laundering concern." The Proposal has no such limitation; it merely imposes its own brand of special measures on all accounts and all financial transactions, without making any findings.

The Division has long recognized that a proposal may be excluded under Rule 14a-8(i)(3) and Rule 14a-9 if the proposal is so inherently vague and overbroad that "neither the stockholders voting on the proposal, nor the Company in implementing the proposal would be able to determine with any reasonable certainty what actions or measures the proposal requires." See *Philadelphia Electric Co.* (July 30, 1992); and *Corning Inc.* (February 18, 1997). Because of the foregoing deficiencies, the Proposal, if included in the proxy statement, would not be clearly presented in violation of Rule 14a-5. Therefore, pursuant to Rule 14a-8(i)(3), the Proposal may be excluded as being contrary to the Commission's proxy rules and regulations, namely Rules 14a-5 and 14a-9.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2002 Annual Meeting. Based on the Corporation's timetable for the 2002 Annual Meeting, a response from the Division by February 8, 2002 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704-386-9036 or Charles M. Berger at 704-386-7481.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter to our messenger. Thank you for your prompt attention to this matter.

Very truly yours,

Jacqueline Jarvis Jones
Assistant General Counsel

cc: Adrian Dominican Sisters
Dominican Sisters of Hope
Maryknoll Fathers and Brothers (Catholic Foreign Mission Society of America, Inc.)
Maryknoll Mission Association of the Faithful, Inc.
Mercy Consolidated Asset Management Program
Missionary Oblates of Mary Immaculate
Sinsinawa Dominicans, Inc.
Sisters of Charity of Saint Elizabeth
Ursuline Sisters of Tildonk, United States Province

EXHIBIT A

BANK OF AMERICA CORPORATION-2002
RESOLUTION ON MONEY LAUNDERING

WHEREAS the IMF has estimated the annual amount of laundered money at between $600 billion and $1.5 trillion, or 2% to 5% of the world's gross domestic product, with perhaps one-third of this amount passing through U.S. financial institutions. As an example, the Central Bank of Russia reports that in 1998 alone, the year in which that country defaulted on its foreign debt and triggered financial crises around the world, $70 billion was transferred from Russian banks to accounts chartered in Nauru (a South Pacific island-nation) and much of it passed through the Bank of New York.

WHEREAS in order to reduce the possibility of money laundering, financial institutions must know the identity and address of the participants in transactions, relationships, and other financial agreements and must have information on the beneficial ownership of them.

WHEREAS of particular concern are offshore shell banks and shell corporations which operate under the protection of secrecy rules in places like Nauru and the Cayman Islands and hide the identities of the beneficial owners. Usually the shell bank has no physical presence, does not deal in the local currency and exists merely as a legal address. The dangers of this situation were illustrated by the seizure of $2 million of drug traffickers' funds at Citibank NY, which held the account of the Cayman Islands' licensed M.A. Bank. These off-shore financial institutions often have correspondent accounts and "payable-through" accounts with U.S. banks. The latter accounts permit the foreign institutions' customers to conduct business in the U.S. directly or through a sub-account.

WHEREAS as a result of the 11 September 2001 attack on the World Trade Center and the Pentagon, several steps have been initiated to prevent money laundering and financial flows to terrorists. The International Counter-Money Laundering and Foreign Anticorruption Act of 2001 permits the Secretary of the Treasury to designate a foreign jurisdiction, financial institution or a class of international transactions as being of "primary money laundering concern" to the U.S. Such an order would require financial institutions to maintain the identity and address of the participants in any transaction, relationship or other financial agreement, and information concerning the beneficial ownership of the funds involved in any direct transaction, payable-through account or correspondent account.

WHEREAS we believe that the corporation should take leadership in preventing money laundering and should move to adopt voluntarily the general policies outlined above with respect to all financial institutions with which it does business;

WHEREAS we believe that such steps will enhance the corporation's public reputation in this time of national crisis as well as forestall demands for possible additional government regulation.

BE IT RESOLVED that the shareholders request the Board of Directors to develop a policy that the Corporation will provide no financial transactions, including no correspondent or payable-through accounts, for any financial institution that is not willing to provide the identity and address of the participants in transactions or relationships or the identity of the beneficial ownership of funds.